Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Savings Plan Committee
The Gillette Company:

We consent to the incorporation by reference in registration statement Nos. 33-9495, 33-56218, 33-59125, and 333-55790 on Form S-8 of The Gillette Company Employees´ Savings Plan of our report dated June 18, 2004, relating to the statements of net assets available for plan benefits of The Gillette Company Employees´ Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended, which report appears in the December 31, 2003 annual report on Form 11-K of The Gillette Company Employees´ Savings Plan.

KPMG LLP

Boston, Massachusetts
June 24, 2004